Exhibit 99.1


                                   Footnotes

(1) On June 5, 2007, Virgin Entertainment Investment Holdings Limited ("VEIHL") entered into a prepaid collar arrangement with an unaffiliated third party buyer pursuant to which VEIHL wrote a covered call option and purchased a put option over 12,847,860 shares of Virgin Media Inc. common stock, par value $0.01 per share ("Common Stock"). Only one of the options can be in the money on June 5, 2009, or an earlier date if the parties agree to terminate the prepaid collar arrangement early (the "Expiration Date"), at which time the in-the-money option will be exercised (and, if it is the call option, settled in cash or in shares of Common Stock or, if it is the put option, settled in cash), and the other option will expire. If neither option is in the money on the Expiration Date, both options will expire. As part of the transaction,VEIHL has also received a prepayment of $224,872,294 (the "Prepayment Amount"), equal to the net present value of the amount that may be payable to VEIHL under the put option. This Prepayment Amount will be repayable by VEIHL on the Expiration Date. VEIHL has pledged 12,847,860 shares of Common Stock (the "Pledged Shares") to secure its obligations under the prepaid collar arrangement. VEIHL will retain voting rights and rights to ordinary dividends under the Pledged Shares during the term of the pledge. The amount of cash (or number of shares of Common Stock) to be delivered on the Expiration Date will be determined based upon the volume weighted average price of Common Stock on the 20 trading days immediately preceding the Expiration Date of the prepaid collar arrangement (the "Settlement Price"). The prepaid collar arrangement has a floor price of $19.68 (the "Floor Price") and a cap price of $31.98 (the "Cap Price"). If the Settlement Price is greater than the Cap Price on the Expiration Date, VEIHL will deliver cash (or shares of Common Stock) equal to the difference between the Settlement Price and the Cap Price multiplied by the number of shares of Common Stock underlying the prepaid collar arrangement. If the Settlement Price is less than the Floor Price on the Expiration Date, VEIHL will receive cash equal to the difference between the Floor Price and the Settlement Price multiplied by the number of shares of Common Stock underlying the prepaid collar arrangement. The default method of settlement under the prepaid collar arrangement is cash settlement rather than physical settlement.

(2) This Statement on Form 4 is filed jointly by (i) VEIHL, (ii) Corvina Holdings Limited ("Corvina"), (iii) Gamay Holdings Limited ("Gamay"),
     (iv) Virgin Group Holdings Limited ("VGHL"), (v) Sir Richard Branson,
     (vi) Cougar Investments Limited ("Cougar"), (vii) Plough Investments Limited ("Plough"), (viii) Deutsche Bank Trustee Services (Guernsey) Limited ("DBTSGL"), solely in its capacity as trustee on behalf of The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the "DB Trusts"), and (ix) Abacus (C.I.) Limited ("Abacus"), solely in its capacity as trustee on behalf of The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the "Abacus Trusts"). VEIHL is a wholly-owned subsidiary of Corvina. Corvina is held as to approximately 87% by VGHL. The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group. Gamay is a wholly owned subsidiary of VGHL. VGHL is jointly owned by Sir Richard Branson, Cougar, Plough, the DB Trusts and the Abacus Trusts. The principal beneficiaries of the DB Trusts and the Abacus Trusts are Sir Richard Branson and/or certain members of his family.

(3) Each reporting person disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of its pecuniary interest therein and the inclusion of the shares of Common Stock in this report shall not be deemed an admission of beneficial ownership of all of the reported shares of Common Stock for purposes of Section 16 or any other purpose.